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Exhibit (a)(5)(iv)

        Contact: Brian K. Miller
Vice President - Finance
Tyler Technologies, Inc.
(972) 713-3720
bmiller@tylertechnologies.com
 FOR IMMEDIATE RELEASE

TYLER TECHNOLOGIES ANNOUNCES COMMENCEMENT
OF MODIFIED DUTCH AUCTION TENDER OFFER

Dallas, Texas, April 14, 2003—Tyler Technologies, Inc. (NYSE: TYL) announced today that it has commenced a modified "Dutch Auction" tender offer to purchase up to 4,200,000 shares of its outstanding common stock at a price per share of $3.60 to $4.00.

The closing price of Tyler's common stock on the NYSE on April 11, 2003, the last trading day prior to the commencement of the offer, was $3.61 per share. The aggregate cost of the transaction will be approximately $17 million, including all fees and expenses, if Tyler purchases 4,200,000 shares at the maximum price. Tyler will pay for shares tendered in the offer with existing cash balances.

The tender offer will expire at 12:00 midnight, New York City time, on Monday, May 12, 2003, unless extended by Tyler. Tenders of shares must be made on or prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer.

Under the terms of the tender offer, stockholders will have the opportunity to tender some or all of their shares and select a price within the $3.60 to $4.00 price range at which they are selling shares to Tyler. Based on the number of shares tendered and the prices specified by the tendering stockholders, Tyler will determine the lowest per share price within the range that will enable it to buy 4,200,000 shares, or such lesser number of shares that are properly tendered. If stockholders properly tender more than 4,200,000 shares of Tyler common stock at or below the purchase price selected by Tyler, Tyler will purchase shares in the following order: (1) shares tendered by those stockholders who beneficially own less than 100 shares of Tyler common stock: (2) shares tendered by stockholders, at the purchase price selected by Tyler, on a pro rata basis; and (3) only if necessary to permit Tyler to purchase 4,200,000 shares, shares from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. All shares that are acquired in the tender offer will be acquired at the same purchase price. Stockholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, promptly after the expiration of the tender offer. Stockholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to all Tyler stockholders.

Georgeson Shareholder Communications Inc. is the Information Agent for the offer and EquiServe Trust, N.A. is the Depositary. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and will also be made available for distribution to beneficial owners of Tyler common stock. Questions related to the offer and requests for copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to the Information Agent at (800) 654-1685.

Tyler's Board of Directors has approved the offer. However, neither Tyler nor its Board of Directors is making any recommendation whether stockholders should tender or refrain from tendering their shares or at what purchase price they should choose to tender their shares. Tyler is not making a recommendation as to whether stockholders should tender shares into the offer because it believes that stockholders should make their own decisions based on their views as to the value of Tyler's shares and its prospects, as well as stockholders' liquidity needs, investment objectives and other individual considerations. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. Stockholders should discuss whether to tender their shares with their broker or other financial or tax advisor. Tyler's directors and executive officers have advised Tyler that they do not intend to tender any shares in the offer.

This Press Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tyler's common stock. The solicitation of offers to buy Tyler's common stock will only be made pursuant to the Offer to Purchase and related materials that Tyler will be distributing to its stockholders. Stockholders are urged to read Tyler's Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and stockholders may obtain them free of charge from the SEC at the SEC's Website (www.sec.gov) or from Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, toll free at (800) 654-1685.

Based in Dallas, Tyler Technologies is a leading provider of end-to-end information management solutions and services for local governments. Tyler partners with clients to make local governments more accessible to the public, more responsive to needs of citizens, and more efficient. Tyler's client base includes nearly 6,000 local government offices in 49 states, Canada and Puerto Rico. More information about Tyler Technologies can be found on the World Wide Web at www.tylertechnologies.com

Tyler Technologies, Inc. has included in this press release "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning its business and operations. Tyler Technologies expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any change in its expectations. These expectations and the related statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, changes in competition, changes in general economic conditions, changes in the budgets and regulatory environments of the Company's customers, risks associated with the development of new products and the enhancement of existing products, the ability to attract and retain qualified personnel, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

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  Exhibit (a)(5)(iv)
TYLER TECHNOLOGIES ANNOUNCES COMMENCEMENT OF MODIFIED DUTCH AUCTION TENDER OFFER